Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders (the "Meeting") of Metalla Royalty & Streaming Ltd. (the "Company") held on Wednesday, June 23, 2021 at 10:00 a.m. (PST). The Meeting was held in hybrid format allowing the shareholders to participate in person or by teleconference.

1. Fix the Number of Directors

The ordinary resolution fixing the number of directors at seven was approved by a majority vote of shareholders present in person or represented by proxy.

2. Election of Directors

The following seven nominees set out in the Company's management information circular dated May 4, 2021 (the "Information Circular") were elected as directors of the Company by a majority vote of shareholders present in person or represented by proxy:

Director Nominee
Brett Heath
Lawrence Roulston
E.B. Tucker
Alexander Molyneux
James Beeby
Terry Krepiakevich Douglas Silver

3. Appointment of Auditors

KPMG LLP, Chartered Accountants, was re-appointed as the auditor of the Company for the ensuing year at a remuneration to be approved by the board of directors,  by a majority vote of shareholders present in person or represented by proxy.

4. Ratification of Share Compensation Plan

An ordinary resolution to ratify and approve the Company's Share Compensation Plan, in the form attached as Schedule "B" of the Information Circular, was approved by a majority vote of shareholders present in person or represented by proxy.

Dated at Vancouver, British Columbia, this 24th day of June, 2021

METALLA ROYALTY AND STREAMING LTD. By: Signed: "Brett Heath" Name: Brett Heath Title: President and Chief Executive Officer